NO ACT

P.E.
01/07/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





13002114

Received SEC

FEB 19 2013

Washington, DC 20549

February 13, 2013

Bradley M. Gayton
Ford Motor Company
bgayton@ford.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-13-13

Re: Ford Motor Company
Incoming letter dated January 7, 2013

Dear Mr. Gayton:

This is in response to your letter dated January 7, 2013 concerning the shareholder proposal submitted to Ford by Lance Brown. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Lance Brown
*** FISMA & OMB Memorandum M-07-16 ***

February 13, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated January 7, 2013

The proposal requests that the company review dealership performance and remove dealers that are inept at repairing vehicles and show poor customer service, commencing with a dealer specified in the proposal.

There appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(i)(7), as relating to Ford's ordinary business operations. Proposals concerning customer relations are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Ford relies.

Sincerely,

Sandra B. Hunter
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Office of the Secretary
Bradley M. Gayton
Secretary
313/323-2513
313/248-8713 (Fax)
bgayton@ford.com

Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 7, 2013

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Lance Brown

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2013 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 9, 2013.

On November 30, 2012, Mr. Lance Brown (the "Proponent") transmitted two correspondences via facsimile transmission. He requested that the first correspondence be replaced with the following Submission to the Company for inclusion as a Proposal in the 2013 Proxy Materials:

1) To implement a dealer wellness program in which dealers that show poor customer service or serious incompetency and liability in vehicle repairs have their dealer license terminated starting with Covert Ford of Austin, Texas.
2) Giving Ford Customer Care the ability to get Ford Motor Company involved when a dealer is unable to repair a vehicle and will not engage Ford Motor Company even at the request of the customer.
3) Require mechanics at dealers to be properly trained in the repair of Ford Vehicles, which includes Ford Sync and My Ford Touch.
4) Give Ford dealers access to be able to view and run Vehicle Health Reports.
5) Removal of Covert Ford as a Ford authorized dealer.

(the "Submission"; see Exhibit 1). The Company requested the Proponent to provide proof of eligible share ownership and reduce the number of proposals to one proposal in correspondence dated December 3, 2012 and December 20, 2012. Mr. Brown complied with those requests (see Exhibit 2). The revised proposal requests the Company to "[r]eview dealership performance and remove dealers that are inept as [sic] repairing vehicles, poor customer service, starting with Covert Ford of Texas" (the "Proposal"). The Company proposes to omit the Proposal from its 2013 Proxy Materials for the following reasons:

- The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.
- The Proposal is excludable under Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against one of the dealerships affiliated with the Company and it furthers a personal interest which is not shared by the other shareholders at large.
- The Proposal is excludable under 14a-8(i)(10) because it has already been substantially implemented.

The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission stated:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.
>
> ***
>
> However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose time-frames or methods for implementing complex policies.

The Proposal requests that the Company review dealership performance and remove dealers that are inept at repairing vehicles and that have poor customer service, starting with a specific dealer. Accordingly, the Proposal relates to three fundamental aspects of the Company's business, namely: (i) the relationship with its franchised dealers; (ii) the sale and marketing of it products; and (iii) customer service programs.

Dealership franchise agreements are complex documents and are governed by the unique laws of each state. A company's relationship with its franchised dealers involve matters so basic to the operation of Ford's business that shareholders do not have the requisite expertise to make informed judgments regarding them. Additionally, the decision to terminate a particular dealer is a highly complex and regulated process. A dealer's unsatisfactory performance can likely be rectified. The decision to terminate a dealer due to such performance or to work with a dealer to rectify performance is a decision for management, not shareholders. The entire dealership relationship involves a myriad of considerations, such as local market coverage, economic conditions, a dealership's specific financial condition to name just a few. Consequently, the Proposal deals with ordinary business operations and may be properly excluded from the Proxy Materials. The Staff has consistently allowed exclusion of proposals that deal with the sales, distribution, and marketing of a company's products and services, including those proposals that affected a company's relationship with its franchisees. In *Hilton Hotels Corporation* (March 11, 1998) the Staff allowed exclusion of a proposal that would require the company to ban smoking in all of its restaurants. The company argued, in part, that the proposal would negatively impact it relationship with its franchisees.

In addition, the sale and marketing of products and services has long been recognized as fundamental to a company's business. By dictating the review of dealership performance and the removal of dealers that provide poor customer service, the Proposal impermissibly crosses the threshold of the Company's ordinary business of the sales and marketing of its products and services. In *Walt Disney Company* (November 15, 2005), the Staff concurred in the company's exclusion of a shareholder proposal that requested discounts on company products and services for shareholders that owned more than 100 shares. The company argued that decisions relating to pricing and discounts are fundamental to management's ability to control the day-to-day business operations of the Walt Disney Company. See also *Comcast Corporation* (August 31, 2005) (proposal requesting shareholders of 100 shares or more to be given discounted services from the company may be excluded as relating to the company's ordinary business operations); and *General Motors Corporation* (March 18, 2002) (proposal requesting that shareholders with more than 250 shares be given employee discount to purchase vehicles from the company may be excluded as relating to the company's ordinary business operations).

Finally, the Proposal requires the Company to implement a program to review franchised dealer performance and to terminate dealers that provide poor customer service. The Staff has consistently allowed exclusion of proposals that require companies to implement customer service programs or compliance reviews pursuant to Rule 14a-8(i)(7). See, *OfficeMax, Inc.* (February 13, 2006) (concurring with the exclusion of a shareholder proposal requesting the establishment of a task force to benchmark policies used for handling promotional rebates provided to customers); *Consolidated Edison, Inc.* (March 10, 2003) (concurring with the exclusion of a shareholder proposal regarding the company's customer relations and employee management policies); *BellSouth Corp.* (January 9, 2003) (concurring with the exclusion of a shareholder proposal to correct personnel and computer errors and omissions relating to the company's customers); *Verizon Communications Inc.* (January 9, 2003) (concurring with the exclusion of a shareholder proposal to establish quality control procedures to resolve customer complaints regarding errors and omissions in advertisements); *OfficeMax, Inc.* (April 17, 2000) (concurring with the exclusion of a shareholder proposal to retain an independent consulting firm to measure customer and employee satisfaction); *Houston Industries, Inc.* (March 1, 1999) (concurring with the exclusion of a shareholder proposal requiring that the company respond to customer complaints within 10 business days); *AT&T Corp.* (February 8, 1998) (concurring with the exclusion of a shareholder proposal regarding policies for customer service); *General Motors Corp.* (February 24, 1997) (concurring with the exclusion of a shareholder proposal to establish a committee to review the customer relations policies of a subcontractor of the company); and *Goodyear Tire and Rubber Co.* (January 28, 1991) (concurring with the exclusion of a shareholder proposal to establish a committee of independent directors to study the handling of consumer and shareholder complaints).

Consequently, Ford respectfully requests that the Staff concur in the omission of the Proposal from the Company's 2013 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with ordinary business functions of the Company and does not involve a significant social policy issue.

The Proposal Relates to the Redress of a Personal Claim or Grievance Against the Company or Any other Person

The Proposal calls for the review and termination of a specific franchised dealership. On its face, the Proponent has a personal claim or grievance against this particular dealer and seeks a benefit which is not shared by other shareholders. While the Company did not receive any communication directly from the Proponent concerning his displeasure with the specific dealer (other than the Submissions and the Proposal), it is obvious that he has a personal grievance against the dealer for perceived poor customer service regarding a repair. Termination of the specific dealer would result in a personal benefit to the Proponent that is not shared by other shareholders at large.

The Staff has consistently allowed exclusion of a proposal where the proponent sought to redress a personal grievance against a company or another person. In *General Motors Corporation* (February 8, 1995), exclusion was allowed for a proposal relating to cumulative voting where it was shown that the proponent had a personal grievance against a General Motors franchised dealership and its "Mr. Goodwrench" repair service. Even where the proposal itself arguably related to a permissible matter (i.e., cumulative voting), the Staff allowed exclusion where it was shown that the proponent had a personal grievance against the company and/or dealership. Similarly, the Proponent has singled out a specific dealership for termination out of the more than three thousand Ford dealerships in the United States. Obviously, the Proponent seeks to redress a personal grievance and obtain a benefit that is not shared by other shareholders at large. Consequently, Ford respectfully requests that the Staff concur in the omission of the Proposal from the Company's 2013 Proxy Material pursuant to Rule 14a-8(i)(4).

The Proposal has been Substantially Implemented

Under rule 14a-8(i)(10), a company may exclude a proposal if it has been substantially implemented by the issuer. To be substantially implemented, a proposal does not have to be "fully effected" (*see Release No. 20091* (August 16, 1983). In determining whether a proposal has been substantially implemented, the company's policies, practices and procedures should "compare favorably with the guidelines of the proposal". *See Albertson's Inc.* (March 23, 2005); *The Talbots, Inc.* (April 5, 2002); *Cisco Systems, Inc.* (August 11, 2003); and *Texaco, Inc.* (March 28, 1991). Particularly, a proposal is substantially implemented where a company has previously established procedures that relate to the subject matter of the proposal or "essential objectives" of the Proposal. *See The Talbots, Inc.* (April 5, 2002) (permitting omission of a proposal that required the establishment of a code of corporate conduct regarding human rights because the company had an existing Standard for Business Practice and Code of Conduct) and *The Gap, Inc.* (March 16, 2001) (permitting omission of a proposal that requested a report on child labor practices of the company's vendors because the company had already established a code of vendor conduct, monitored vendor compliance and published the related information).

The Proponent requests that the Company implement a dealer performance program and terminate dealers that are inept at repairing vehicles and have poor customer service. The Company has substantially implemented the items requested in the Proposal through its Sales and Service Agreement (the "Sales Agreement"). Several sections of the Sales Agreement deal with matters raised in the Proposal. Section 4 (excerpt attached as Exhibit 3) of the Sales and Service Agreement requires a dealer to develop, maintain and direct a trained, quality service organization and render "prompt, workmanlike, courteous and willing service to owners and users of COMPANY PRODUCTS, in accordance with the standards and procedures set forth in the applicable CUSTOMER SERVICE BULLETIN." Several other provisions of Section 4 provide for the standards that dealers must meet and the repair services required to be provided to customers. Thus, the Company has implemented standards that dealers must maintain in order to provide satisfactory customer service.

In addition, Section 12 of the Sales Agreement (excerpt attached as Exhibit 4) provides the Company the right to "examine the DEALERSHIP FACILITIES and OPERATIONS, the Dealer's stocks of COMPANY PRODUCTS and used vehicles and vehicles at the DEALERSHIP FACILITIES for service or repair, to test the Dealer's equipment, to check and instruct the Dealer and his employees in the proper handling of warranty and other repairs and claims based thereon." Consequently, the Company has a procedure and policy of reviewing, inspecting and instructing dealers in the proper handling of service repairs of Ford branded vehicles.

Finally, Section 17 of the Sales Agreement governs the termination or nonrenewal of the Sales Agreement. Section 17(c)(3) (excerpt attached as Exhibit 5) provides that the Company may terminate a dealer if the dealer fails to fulfill his responsibilities with respect to "Service under the provisions of paragraph 4 of this Agreement." Consequently, the Company has in place a program and policy for the review and termination of dealers that fail to provide customer service in accordance with the Service Agreement. Because the Company has policies and procedures that substantially implement the Proposal's request to review dealership performance and the removal of dealers that fail to meet Company standards of customer service, it has substantially implemented the Proposal. Ford, therefore, respectfully requests that the Staff concur in the omission of the Proposal from the Company's 2013 Proxy Material pursuant to Rule 14a-8(i)(10).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2013 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2013 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2013 Proxy Materials by sending him a copy of this letter and its exhibits.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2513).

Very truly yours,



Bradley M. Gayton

Enclosure
Exhibits
cc: Mr. Lance Brown

Exhibit 1

I have the following shareholder proposals. I own 273.8506 shares of Ford stock in one account and 372.2338 in another:

1) **To implement a dealer wellness program in which dealers that show poor customer service or serious incompetency and liability in vehicle repairs have their dealer license terminated starting with Covert Ford of Austin, Texas.**
2) **Giving Ford Customer Care the ability to get Ford Motor Company involved when a dealer is unable to repair a vehicle and will not engage Ford Motor Company even at the request of the customer.**
3) **Require mechanics at dealers to be properly trained in the repair of Ford Vehicles, which includes Ford Sync and MyFord Touch.**
4) **Give Ford dealers access to be able to view and run Vehicle Health Reports.**

Lance Brown

*** FISMA & OMB Memorandum M-07-16 ***

Date: 11/30/2012 TOTAL PAGES: 2

To: Company Secretary Fax #: 313-248-8713

From: Lance Brown Tel #: *** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder proposals

Date: 11/30/2012 Pages including cover: 2

To: Company Secretary Fax #: 313-248-8713

From: Lance Brown *** FISMA & OMB Memorandum M-07-16 *** Tel #

Re: Shareholder proposals

I have the following shareholder proposals. I own 273.8506 shares of Ford stock in one account and 372.2338 in another. I sent a fax earlier but have decided to add a fifth shareholder proposal.

1) **To implement a dealer wellness program in which dealers that show poor customer service or serious incompetency and liability in vehicle repairs have their dealer license terminated starting with Covert Ford of Austin, Texas.**
2) **Giving Ford Customer Care the ability to get Ford Motor Company involved when a dealer is unable to repair a vehicle and will not engage Ford Motor Company even at the request of the customer.**
3) **Require mechanics at dealers to be properly trained in the repair of Ford Vehicles, which includes Ford Sync and MyFord Touch.**
4) **Give Ford dealers access to be able to view and run Vehicle Health Reports.**
5) **Removal of Covert Ford as a Ford authorized dealer.**

Lance Brown



*** FISMA & OMB Memorandum M-07-16 ***

Exhibit 2

Zaremba, Jerome (J.F.)

From:	Lance*BrownSMA & OMB Memorandum M-07-16 ***
Sent:	Monday, December 17, 2012 2:28 PM
To:	Zaremba, Jerome (J.F.)
Subject:	Re: 2013 Shareholder Proposal
Attachments:	F (Ford) holdings as of 12172012.pdf

Jerome,

Does this satisfy the request for being a stockholder? My single request will be to:

Review dealership performance and remove dealers that are inept as repairing vehicles, poor customer service, starting with Covert Ford of Texas.

--Lance Brown

On Fri, Dec 14, 2012 at 1:11 PM, Zaremba, Jerome (J.F.) <jzaremb1@ford.com> wrote:
Mr. Brown:
Attached is the letter that was previously faxed and sent via Federal Express. We are also refaxing it.

Jerome F. Zaremba
Counsel - Corporate
Ford Motor Company
One American Road, Room 1037
Dearborn, Michigan 48126
313-337-3913
Fax: 313-337-9591
jzaremb1@ford.com



Office of the General Counsel
Phone: 313/3373913
Fax: 313/337-9591
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

December 3, 2012

Mr. Lance Brown

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal for 2013 Annual Meeting

Dear Mr. Brown:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposals received via facsimile transmission on November 30, 2012. The correspondence contains 5 proposals related to various dealer relation matters (the "Proposals") that you request be included in the Company's proxy materials for the 2013 Annual Meeting of Shareholders.

Eligibility requirements regarding stockholder proposals are set forth in Rule 14a-8 of the rules of the United States Securities and Exchange Commission (the "SEC"). (A copy of Rule 14a-8 is enclosed.) Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the annual meeting for at least one year by the date that the shareholder submitted the proposal. In the event the shareholder is not a registered holder, Rule 14a-8(b)(2) provides that proof of eligibility should be submitted at the time the proposal is submitted. Neither the Company nor its transfer agent was able to confirm that you satisfy the eligibility requirements based on the information that was furnished to the Company.

We request that, pursuant to Rule 14a-8, you furnish to the Company proper documentation demonstrating (i) that you are the beneficial owner of at least $2,000 in market value, or 1%, of Ford common stock, and (ii) that you have been the beneficial owner of such securities for one or more years. We request that such documentation be furnished to the Company within 14 calendar days of your receipt of this letter. Under Rule 14a-8(b)(2) a shareholder may satisfy this requirement by either (i) submitting to the Company a written statement from the "record" holder of the shareholder's securities (usually a broker or bank) verifying that, at the time of submission, the shareholder continuously held the securities at least one year, or (ii) if the shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the shareholder's ownership of the shares as of or before the date on which the one-year period begins. If the shareholder has filed one of these documents, he may demonstrate his eligibility by submitting to the Company a copy of the schedule or form, and any subsequent amendments, and a written statement that the shareholder continuously held the required number of shares for the one-year period as of the date of the statement.

Please also note that Rule 14a-8(c) limits each shareholder to not more than one proposal. Your correspondence contains 5 separate proposals. We ask that you comply with the one proposal requirement of the proxy rules and resubmit your proposal within 14 days of your receipt of this letter.

If you do not comply with the requests in this letter within 14 days of its receipt, or if you do not withdraw the Proposals, we will seek a No-Action Letter from the SEC to omit the Proposals from Ford's 2013 proxy materials. If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposals, please contact me at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,



Jerome F. Zaremba
Counsel

Enclosure

cc: Bradley M. Gayton



Office of the General Counsel
Phone: 313/3373913
Fax: 313/337-9591
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

December 20, 2012

VIA E-MAIL

Mr. Lance Brown

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal for 2013 Annual Meeting

Dear Mr. Brown:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges your e-mail correspondence of December 17. Please note that the Securities and Exchange Commission ("SEC") has stated that copies of brokerage statements do not suffice as evidence of eligible share ownership. Below is a Q and A from the SEC's website regarding submission of evidence of share ownership.

"Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?

No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal."

As noted above, under Rule 14a-8(b)(2) a shareholder may satisfy this requirement by submitting to the Company a written statement from the "record" holder of the shareholder's securities (usually a broker or bank) verifying that, at the time of submission, the shareholder continuously held the securities at least one year. The statement from your broker may be as brief as the following:

"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."

We request that you submit a letter from your broker detailing your share ownership of Ford common stock as explained above. For your convenience and information, I have included the following addresses to the SEC website that contains bulletins explaining the shareholder proposal process:

http://www.sec.gov/interps/legal.shtml#

http://www.sec.gov/interps/legal/cfslb14.htm

Additionally, we acknowledge the revision of the initial five proposals to the one proposal included in your e-mail. Thank you for limiting the Proposal to one.

If you do not comply with the requests in this letter within 14 days of its receipt, or if you do not withdraw the Proposals, we will seek a No-Action Letter from the SEC to omit the Proposals from Ford's 2013 proxy materials. If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposals, please contact me at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,



Jerome F. Zaremba
Counsel

Enclosure

cc: Bradley M. Gayton



Office of the General Counsel
Phone: 313/3373913
Fax: 313/337-9591
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

January 2, 2013

VIA E-MAIL

Mr. Lance Brown

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal for 2013 Annual Meeting

Dear Mr. Brown:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges receipt of evidence of eligible share ownership of Ford common stock in your e-mail correspondence of December 27, 2012. Thank you for your prompt attention to this matter. Please note that Ford reserves the right to file a No-Action Letter with the SEC should substantive grounds exist for exclusion of the Proposal. We will notify you in accordance with SEC rules if we file such a request.

Thank you for your continued interest in the Company.

Very truly yours,



Jerome F. Zaremba
Counsel

cc: Bradley M. Gayton

Zaremba, Jerome (J.F.)

From:	Lance Brown*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Thursday, December 27, 2012 12:28 PM
To:	Zaremba, Jerome (J.F.)
Subject:	Re: 2013 Shareholder Proposal
Attachments:	Ford - Domestic acct - 12242012.pdf

Jerome,

Does the attached letter from Charles Schwab meet the criteria? I have Ford (F) stock in two different accounts, they used the lesser of the two but it should still meet the requirements.

Sincerely,

Lance Brown

On Thu, Dec 20, 2012 at 9:26 AM, Zaremba, Jerome (J.F.) <jzaremb1@ford.com> wrote:

Mr. Brown:

Attached is the Company's response to your e-mail of December 17. Additionally, below are the links to the Securities and Exchange Commission site that I reference in the letter.

http://www.sec.gov/interps/legal.shtml#

http://www.sec.gov/interps/legal/cfslb14.htm

Jerome F. Zaremba
Counsel - Corporate
Ford Motor Company
One American Road, Room 1037
Dearborn, Michigan 48126
313-337-3913
Fax 313-337-9591
jzaremb1@ford.com

From: Lance Brown [mailto*** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 17, 2012 2:28 PM

To: Zaremba, Jerome (J.F.)
Subject: Re: 2013 Shareholder Proposal

Jerome,

Does this satisfy the request for being a stockholder? My single request will be to:

Review dealership performance and remove dealers that are inept as repairing vehicles, poor customer service, starting with Covert Ford of Texas.

--Lance Brown

On Fri, Dec 14, 2012 at 1:11 PM, Zaremba, Jerome (J.F.) <jzaremb1@ford.com> wrote:

Mr. Brown:

Attached is the letter that was previously faxed and sent via Federal Express. We are also refaxing it.

Jerome F. Zaremba
Counsel - Corporate
Ford Motor Company
One American Road, Room 1037
Dearborn, Michigan 48126
313-337-3913
Fax: 313-337-9591
jzaremb1@ford.com

RESPONSIBILITIES WITH RESPECT TO SERVICE

4. The Dealer shall develop, maintain and direct a trained, quality service organization and render at the DEALERSHIP FACILITIES prompt, workmanlike, courteous and willing service to owners and users of COMPANY PRODUCTS, in accordance with the standards and procedures set forth in the applicable CUSTOMER SERVICE BULLETIN, including without limitation all service to which a purchaser of a COMPANY PRODUCT from any authorized Ford dealer may be entitled.

4. (a) ***Predelivery Service.*** The Dealer shall perform or be responsible for the performance of such inspection, conditioning and repair of each VEHICLE before delivery as may be prescribed for such VEHICLE in the Company's applicable predelivery inspection and conditioning schedules furnished by the Company to the Dealer. The Dealer shall maintain or be responsible for the maintenance of adequate records of all predelivery inspection, conditioning and repair work performed by or for the Dealer.

4. (b) ***Warranty and Policy and Campaign Service.***

(1) The Dealer shall perform all warranty and policy service on each COMPANY PRODUCT it is certified to sell and service, presented by owners, in accordance with the warranty and policy applicable thereto and the applicable provisions of the Warranty Manual and CUSTOMER SERVICE BULLETIN.

(2) The Dealer shall perform campaign inspections and/or corrections for owners and users of all VEHICLES, subject to the campaign instructions issued by the Company from time to time and the applicable provisions of the Warranty Manual. The Company may ship parts in quantity to the Dealer to effect such campaign work and if such parts are in excess of the Dealer's requirements, the Dealer may return unused parts to the Company for credit after completion of the campaign.

(3) The Dealer shall use only GENUINE PARTS in performing warranty, policy and campaign work, except as otherwise provided in the Warranty Manual, CUSTOMER SERVICE BULLETIN or campaign instructions, and shall give precedence to all such work over other service work if the use of the vehicle is impaired. The Dealer shall promptly report to the Company, and seek the Company's assistance with respect to, any warranty or policy or campaign work which cannot be performed to the owner's or the Dealer's satisfaction. The Company shall give precedence to such requests over other service assistance. The Dealer shall provide the owner with a copy of the repair order for such work itemizing the work performed. The Dealer shall have such repair

order signed by the owner except in unusual circumstances where it is not feasible to obtain such signature.

(4) The Dealer shall submit claims to the Company for reimbursement for the parts and labor used in performing warranty, policy and campaign work and the Company shall reimburse the Dealer therefor, in accordance with the provisions of the Warranty Manual or campaign instructions and the Dealer's approved warranty labor rate. The Dealer shall maintain adequate records and documents supporting such claims in accordance with the provisions of the Warranty Manual.

4. (c) ***Maintenance and Repair Service.*** The Dealer shall perform all other maintenance and repair services, including, where feasible, body repair services, reasonably required by owners and users of VEHICLES and shall provide each customer a copy of the repair order itemizing the work performed and the charges therefor. The Dealer shall have the customer sign such repair order except in unusual circumstances where it is not feasible to obtain such signature.

4. (d) ***Service Tools and Equipment.*** The Dealer shall acquire and maintain for use in DEALERSHIP OPERATIONS such diagnostic equipment and other tools, equipment and machinery, comparable to the type and quality recommended by the Company from time to time, as are necessary to meet the Dealer's service responsibilities hereunder and substantially in accordance with Company GUIDES therefor and the applicable CUSTOMER SERVICE BULLETIN.

RECORDS, INSPECTIONS AND TESTS

12. (a) ***Record Retention.*** The Dealer shall retain for at least two (2) years all records and documents, including journals and ledgers, which relate in any way, in whole or in part, to DEALERSHIP OPERATIONS, except for records used as a basis for submission of warranty and policy claims, which shall be retained for at least one (1) year.

12. (b) ***Inspections and Tests.*** The Dealer shall allow persons designated by the Company, at reasonable times and intervals and during normal business hours, to examine the DEALERSHIP FACILITIES and OPERATIONS, the Dealer's stocks of COMPANY PRODUCTS and used vehicles and vehicles at the DEALERSHIP FACILITIES for service or repair, to test the Dealer's equipment, to check and instruct the Dealer and his employees in the proper handling of warranty and other repairs and claims based thereon, and to examine, copy and audit any and all of the Dealer's records and documents. The Company may charge back to the Dealer all payments or credits made by the Company to the Dealer pursuant to such claims or otherwise which were improperly claimed or paid.

TERMINATION OR NONRENEWAL OF AGREEMENT (Continued)

17. (c) ***By Company for Nonperformance by Dealer of Sales, Service, Facilities or Other Responsibilities.*** If the Dealer shall fail to fulfill any of his responsibilities with respect to:

(1) CARS or TRUCKS under the provisions of paragraph 2 of this agreement,

(2) GENUINE PARTS under the provisions of paragraph 3 of this agreement,

(3) Service under the provisions of paragraph 4 of this agreement,

(4) DEALERSHIP LOCATION or FACILITIES under the provisions of paragraph 5 of this agreement, or

(5) Other responsibilities under the provisions of subparagraphs 6(a) through 6(h) (as to signs, personnel, residence, capital, accounting system, financial reports, delivery or sales reports or customer handling), subparagraph 6(j) (as to laws, rules or regulations), paragraph 12 (as to records, inspections and tests) or paragraph 14 (as to the Dealer not being an agent of the Company) of this agreement,

the Company shall notify the Dealer in writing of such failure or failures, will offer to review promptly with the Dealer the reasons which, in the Company's or Dealer's opinion, account for such failure or failures and will provide the Dealer with a reasonable opportunity to cure the same. If the Dealer fails or refuses to cure the same within a reasonable time after such notice, the Company may terminate or not renew this agreement by giving the Dealer at least ninety (90) days prior written notice thereof.